September 27, 2011

DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM
BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mellissa Campbell Duru

Re:	Regis Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed September 16, 2011 by Starboard Value & Opportunity Master
Fund Ltd., et al. (“Starboard”)
File No. 1-12725

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated September 23, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

PRRN 14A

General

1.	Please be mindful of prior comment 1 and continue to update the information included in the proxy statement as of the most reasonable practicable date.

The Proxy Statement has been updated to include all information as of the most reasonable practicable date.  All blanks and missing information have been filled in to the extent possible and all additional blank information will be filled in as soon as available and no later than the definitive Proxy Statement.

September 27, 2011

2.
We note your response to prior comment 3. As done in your response, please revise to clarify how you are defining “significant” each time reference is made to the participants being “significant” shareholders.  Please explain why you believe ownership of 5.1% of shares constitutes significant share ownership. Otherwise, please remove the assertion.

Starboard acknowledges the Staff’s comment.  On a supplemental basis, Starboard notes that the Staff has described shareholders who are subject to Section 13(d) of the Exchange Act as “significant” shareholders.  Specifically, the Staff has stated that “Section 13(d) of the Exchange Act, as implemented by the Commission in its regulations adopted thereunder, sets forth the circumstances when public disclosure of plans and proposals by significant shareholders, as well as agreements among shareholders to act together with respect to voting matters, must be disclosed to the market.”  (emphasis added).  (See Release No. 31326, Release No. 19031, Release No. 34-31326, Release No. IC - 19031, 52 S.E.C. Docket 2028, 1992).  We note that Starboard (i) is a 5.1% shareholder of the Company, (ii) is subject to Section 13(d) of the Exchange Act, and (iii) files statements on Schedule 13D with the Staff in accordance with Section 13(d).  Accordingly, we believe that it is appropriate and consistent with the Staff's interpretation of a “significant” shareholder to refer to the participants as “significant” shareholders.  However, in order to avoid further confusion Starboard has revised the Proxy Statement to provide the participants’ percentage ownership in the initial reference to the participants being “significant” shareholders.  See page 1 of the Proxy Statement.

We believe the company should fully explore …, page 7

3.
The basis for your assertion that potential acquirers “would be better able to realize the value of the asset” is not apparent. Please revise or advise. Further, provide context to your statement regarding the interest of potential acquirers by specifying whether the participants are aware of any interest expressed by third parties for the non-core assets referenced.

Starboard acknowledges the Staff’s comment.  On a supplemental basis, Starboard notes that potential acquirers “would be better able to realize the value of the asset” because of potential synergies with a related business that the Company cannot realize.  For example, the International Salons and the Hair Club business are unrelated to the Company’s core North American salon business, so the Company is not able to realize the revenue or cost synergies that a strategic buyer would be able to realize.  In addition, Starboard believes the Company’s management team has little experience managing these non-core assets, further affecting the Company’s ability to realize the full value of the non-core assets.

Regarding the interest expressed by third-parties for the non-core assets referenced, on a supplemental basis the Staff is advised that Starboard was recently approached by a potential strategic acquirer regarding the Hair Club business however no specific terms were indicated by the third-party.  The third-party indicated it had previously been in contact with the Company regarding its interest.  Accordingly, we believe disclosure in the Proxy Statement relating to interest expressed by third-parties for the non-core assets referenced would be misleading.

September 27, 2011

4.
Refer to disclosure on pages 8-9. Please supplement the disclosure to further clarify whether the nominees’ cost reduction plans include plans to reduce the company’s current workforce and if so, by what percentage.

Starboard acknowledges the Staff’s comment.  On a supplemental basis, Starboard notes that the Nominees would consider, as part of a cost reduction plan, a possible reduction to the Company’s current workforce among other potential actions the extent of which are not known at the present time.  If the Nominees are elected to the Board, they will have access to further disclosure from the Company, however the specifics of any cost reduction plan, including any reduction to the Company’s current workforce, is impossible to estimate at this time.  Accordingly, we believe disclosure on any percentage reduction in the Company’s workforce is not appropriate in the Proxy Statement.  Starboard has made it clear in the Proxy Statement that the Nominees are committed to taking the necessary steps to “to significantly reduce the Company’s operating expenses, re-focus the Company on its core North American salon business, and address the other business and corporate governance related issues highlighted [in the Proxy Statement].”

Proposal No. 1, page 10

Election of Directors, page 10

The Nominees, page 10

5.	Please provide supplemental support for the statement regarding Mr. Fogarty’s involvement with the “successful turnaround” of American Italian Pasta Company.

Starboard acknowledges your comment.  On a supplemental basis, the Staff is advised that Jim Fogarty served as President and Chief Executive Officer of American Italian Pasta Company (“AIPC”) from September 2005 through February 2008.  When Mr. Fogarty joined AIPC in September 2005, AIPC was facing a number of challenges including a restless bank group, bankruptcy rumors, an SEC investigation and massive accounting restatement, poor customer service levels, high employee turnover, and deteriorating operating performance.  During his tenure at AIPC, Mr Fogarty executed a restructuring plan and, as a result, AIPC’s share price increased from $3.43 in 2005 to $22.10 in 2008.

Proposal No. 2, page 13

6.	Revise to specify the recommendation you are making with respect to Proposal No. 2.

Starboard has revised the Proxy Statement to specify that it makes no recommendation with respect to the appointment of PricewaterhouseCoopers LLP as independent auditor to perform the audit of the Company’s financial statements for the fiscal year ending June 30, 2011, and that it intends to vote its Shares “for” Proposal No. 2.  See page 17 of the Proxy Statement.

September 27, 2011

Quorum; Discretionary Voting, page 16

7.
Revise to clarify further that due to the contested nature of the election, none of the matters are considered routine. Accordingly, brokers will not be able to exercise discretionary voting authority with respect to any of the proposals.

Starboard has revised the disclosure regarding Discretionary Voting to clarify that due to the contested nature of the election, none of the matters are considered routine and, accordingly, brokers will not be able to exercise discretionary voting authority with respect to any of the proposals.  See page 21 of the Proxy Statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on September 2, 2011, as amended, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  September 27, 2011

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell, Peter A. Feld, James P. Fogarty and David P. Williams